SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             ESKIMO PIE CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    296443104
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                                 (CUSIP Number)

                                                with a copy to:
Craig Allen Skolnik                             George J. Mazin
Matrix Asset Advisors, Inc.                     Lowenstein Sandler PC
747 Third Avenue - 31st Floor                   65 Livingston Avenue
New York, NY  10017                             Roseland, New Jersey  07068
(212) 486-2004                                  (973) 597-2500
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                November 24, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 296443104


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   1)  Names of Reporting Persons I.R.S.  Identification  Nos. of Above Persons
       (entities only):

              Matrix Asset Advisors, Inc.                 13-3569378
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   2)  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)

       (b)     X
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   3)  SEC Use Only
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   4)  Source of Funds (See Instructions):OO
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   5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):
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   6)  Citizenship or Place of Organization:  Delaware
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       Number of                    7)    Sole Voting Power:             42,600*
       Shares Beneficially                --------------------------------------
       Owned by                     8)    Shared Voting Power:               0
       Each Reporting                     --------------------------------------
       Person     With:             9)    Sole Dispositive Power:       278,400
                                          --------------------------------------
                                   10)    Shared Dispositive Power:          0
                                          --------------------------------------

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 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                278,400
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 12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions):
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 13)  Percent of Class Represented by Amount in Row (11):

                8.0%
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 14)  Type of Reporting Person (See Instructions):  IA
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*The voting rights on the balance of the shares are exercised by the  individual accounts that the shares are held for.

Item 1.  Security and Issuer

         This statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of Eskimo Pie Corporation (the "Issuer"). The Issuer has its principal executive offices located at 901 Moorefield Park Drive, Richmond, Virginia 23236.

Item 2.  Identity and Background

         (a)   Matrix Asset Advisors, Inc.
         (b)   747 Third Avenue - 31st Floor, New York, NY 10017
         (c)   Investment Advisor, Matrix Asset Advisors, Inc., 747 Third Avenue
               - 31st Floor, New York, NY 10017
         (d)   Criminal convictions:  None
         (e)   Civil proceedings:  None
         (f)   Delaware

Item 3.  Source and Amount of Funds or Other Consideration

         All of the Shares were purchased by prior acquisitions and reported pursuant to this regulation in a Schedule 13G. The source of the funds was assets managed by the Reporting Person.

Item 4.  Purpose of Transaction

         The Reporting Person is a registered investment adviser which has discretionary authority to acquire equity securities for its managed accounts. The Reporting Person first acquired Shares of the Issuer in June, 1995. Shares were acquired for investment purposes based upon the belief of the Reporting Person that the Shares were undervalued. However, since the initial public offering by the Issuer in February 1992, the price of the Shares was down over 50% during a period when the S&P 500 was up 150%. The Reporting Person believes that Management of the Issuer has not adequately explored options available to unlock Shareholder Value.

         The Reporting Person understands that Yogen Fruz has launched a tender offer to acquire the Shares at a price of $10.25 per share.

          Pursuant to a letter sent on November 24, 1998 by the Reporting Person to the Issuer's Board of Directors (the "Board"), the Reporting Person has supported the Board's rejection of the offer as too low. Moreover, the Reporting Person has advised the Board of its belief that the Board must take immediate steps to maximize Shareholder Value. To do so, the Reporting Person has urged the Board to consider a change in the Issuer's capital structure, including the possible sale of the company to a strategic or financial buyer.

         The Reporting Person intends to continue making its views known to management and the board both directly through letters and discussions with management, as well as indirectly by responding to inquiries from the press and other media. Subject to its compliance with applicable tender offer rules, the Reporting Person may also express its views to and seek to communicate with other shareholders.

Item 5.  Interest in Securities of the Issuer

         Based upon the information contained in Eskimo Pie Corporation's Quarterly Report on Form 10Q for the period ending September 30, 1998, there are issued and outstanding 3,458,597 Shares. The reporting person beneficially owns 278,400 Shares or 8.0% of the Shares. The reporting person has sole power to vote or direct the vote of 42,600 shares, and sole power to dispose or direct the disposition of 278,400 Shares.

          There have been no transactions by the reporting person in the Shares in the past sixty (60) days, except as follows:

       Date                          Quantity                           Price

                                   (Purchases)

                                      None

                                     (Sales)

    September 28, 1998                 400                               $9.15
    September 28, 1998                 200                               $9.15
    November 6, 1998                   600                               $7.84
    November 6, 1998                   500                               $7.84
    November 6, 1998                 2,400                               $7.86
    November 9, 1998                   800                               $8.23
    November 9, 1998                 2,400                               $8.25
    November 9, 1998                   750                               $8.23

         No other entity controlled by the reporting person has traded Shares in the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not Applicable

Item 7.  Material to be filed as Exhibits

         A. Letter from Matrix to the board of Eskimo Pie Corporation dated November 24, 1998 urging the board to explore the possibility of the sale of the Company.

                                    Exhibit A

                                                              November 24, 1998

Board of Directors
Eskimo Pie Corporation
901 Moorefield Park Drive
Richmond, VA  23236

Dear Member of the Board,

         Matrix owns 279,150 shares of Eskimo Pie, at an average cost of $13.10 per share. We have held shares in the company since June of 1995. Over the years we have been very supportive of the company. We applaud the Board for its change in leadership after the significant shortfall and mis-direction in 1996. Mismanagement of the brand and poor corporate direction called for bold action, and we think that the Board met that challenge by recruiting a seasoned CEO.

         Over the past 12 months we have had many discussions with a number of members of the Company's executive team. We are quite pleased with the progress that the Company has made and with the quality of its managers. Eskimo Pie is a great brand, has good management and a solid franchise. However, it is readily apparent that, because of its size and lack of predictability in earnings, the market is not willing to give the company an adequate valuation. Importantly, we believe that the brand, the management team and the franchise value are worth far more than the Company's intermediate-term earnings power.

         While the Company's direction is right, we strongly believe that a dynamic change is required. We base our conclusions on changes in the
competitive   landscape,   the  market's  perception  of  the  Company  and  the
difficulties of a 36 million dollar Company competing against multi-billion dollar giants.

         In light of the recent offer by Yogen Fruz to purchase Eskimo Pie, we urge the Board to re-consider the appropriateness of Eskimo Pie's capital structure. Our conclusion is that Eskimo Pie should not be a publicly traded company.

         We believe that it would be in shareholders' best interests for the Board to focus on the sale of the company to a strategic or financial buyer. New ownership would accomplish a number of objectives: 1) it would maximize value for the existing shareholders; 2) it would provide the Company with greater capital and the resources to prepare for the next stage of growth; and 3) it would allow a non-public ownership team to make investment decisions focused on the multi-year ramifications of a business plan, rather than focused on the impact on the upcoming quarter or year.

         We agree with the board that Yogen Fruz's offer is far too low. However, we also believe that this offer, and the attention that it has brought to the Company, should serve as a catalyst to pursue other near term alternatives.

         Since its initial public offering, Eskimo Pie has been long on promise and short of delivery. In fact, prior to the recent bid, the stock was down over 50% during a period where the S&P 500 was up 150%.

         We urge the Board to uphold its fiduciary duty. Eskimo Pie is operationally fixed; now it is time to reduce the disappointment and financial loss to shareholders. The Board must focus on maximizing shareholder value now, and should explore the sale of the Company.

         I am available to discuss our thoughts on the enclosed at your convenience. Thank you in advance for your consideration.

                                            Sincerely,


                                            David A.Katz, CFA
                                            Chief Investment Officer

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                December 4, 1998


                                                /s/ David A. Katz
                                                David A. Katz


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).